Exhibit 99.1

TELUS INTERNATIONAL (CDA) INC. CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) June 30, 2024

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Income (Loss) and Other Comprehensive Income (Loss)
(unaudited)

		Three months		Six months
Periods ended June 30 (millions except earnings per share)	Note	2024	2023	2024	2023
REVENUE	3	$652	$667	$1,309	$1,353

OPERATING EXPENSES
Salaries and benefits		426	427	842	855
Goods and services purchased		117	120	233	223
Share-based compensation	4	10	2	11	16
Acquisition, integration and other		9	21	16	37
Depreciation	10	35	33	69	66
Amortization of intangible assets	11	44	48	89	94
		641	651	1,260	1,291

OPERATING INCOME		11	16	49	62

OTHER EXPENSES (INCOME)
Changes in business combination-related provisions	12	(31)	—	(60)	—
Interest expense	5	36	36	71	69
Foreign exchange loss (gain)		5	(3)	—	(2)
INCOME (LOSS) BEFORE INCOME TAXES		1	(17)	38	(5)
Income tax expense (recovery)	6	4	(10)	13	(12)
NET (LOSS) INCOME		(3)	(7)	25	7

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as held-for-hedging		5	6	21	(6)
Exchange differences arising from translation of foreign operations		(8)	(4)	(39)	17
		(3)	2	(18)	11
COMPREHENSIVE (LOSS) INCOME		$(6)	$(5)	$7	$18

EARNINGS (LOSS) PER SHARE	7
Basic		$(0.01)	$(0.03)	$0.09	$0.03
Diluted		$(0.08)	$(0.03)	$(0.05)	$0.03

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	7	275	273	274	273
Diluted	7	294	273	291	276
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Financial Position
(unaudited)

As at (millions)	Note	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents		$152	$127
Accounts receivable	8	458	498
Due from affiliated companies	16(a)	74	62
Income and other taxes receivable		3	5
Prepaid and other assets		50	35
Current portion of derivative assets	9	17	16
		754	743
Non-current assets
Property, plant and equipment, net	10	487	517
Intangible assets, net	11	1,466	1,546
Goodwill	11	1,947	1,963
Derivative assets	9	9	—
Deferred income taxes		30	29
Other long-term assets	17(b)	26	25
		3,965	4,080
Total assets		$4,719	$4,823

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	17(b)	$305	$290
Due to affiliated companies	16(a)	198	178
Income and other taxes payable		61	57
Current portion of provisions	12	5	2
Current maturities of long-term debt	13	118	122
Current portion of derivative liabilities	9	4	—
		691	649
Non-current liabilities
Provisions	12	136	191
Long-term debt	13	1,536	1,628
Derivative liabilities	9	—	12
Deferred income taxes		281	290
Other long-term liabilities		21	16
		1,974	2,137
Total liabilities		2,665	2,786

Owners’ equity		2,054	2,037
Total liabilities and owners’ equity		$4,719	$4,823

Contingent liabilities	15
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Changes in Owners’ Equity
(unaudited)

(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance as at January 1, 2023		267	$1,503	$55	$292	$(12)	$1,838
Net income		—	—	—	7	—	7
Other comprehensive income		—	—	—	—	11	11
Common shares issued		6	125	—	—	—	125
Share-based compensation		1	17	(1)	(1)	—	15
Balance as at June 30, 2023		274	$1,645	$54	$298	$(1)	$1,996

Balance as at January 1, 2024		274	$1,648	$55	$347	$(13)	$2,037
Net income		—	—	—	25	—	25
Other comprehensive loss		—	—	—	—	(18)	(18)
Multiple Voting Shares converted to Subordinate Voting Shares	14	(3)	(11)	—	—	—	(11)
Subordinate Voting Shares converted from Multiple Voting Shares	14	3	11	—	—	—	11
Share-based compensation		1	14	(4)	—	—	10
Balance as at June 30, 2024		275	$1,662	$51	$372	$(31)	$2,054
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

		Three months		Six months
Periods ended June 30 (millions)	Note	2024	2023	2024	2023
OPERATING ACTIVITIES
Net (loss) income		$(3)	$(7)	$25	$7
Adjustments:
Depreciation and amortization		79	81	158	160
Interest expense		36	36	71	69
Income tax expense (recovery)		4	(10)	13	(12)
Share-based compensation		10	2	11	16
Changes in business combination-related provisions		(31)	—	(60)	—
Change in market value of derivatives and other		2	(3)	(4)	(2)
Net change in non-cash operating working capital	17(c)	43	21	54	(29)
Income taxes paid, net		(16)	(29)	(18)	(38)
Cash provided by operating activities		124	91	250	171

INVESTING ACTIVITIES
Cash payments for capital assets	17(c)	(29)	(24)	(51)	(38)
Cash receipts from other assets		1	—	1	—
Cash payments for acquisitions, net	11	—	(1)	(3)	(851)
Cash used in investing activities		(28)	(25)	(53)	(889)

FINANCING ACTIVITIES
Shares issued		1	1	2	2
Withholding taxes paid related to net share settlement of equity awards	4(a)	(1)	(1)	(3)	(2)
Long-term debt issued	17(d)	45	73	90	1,036
Repayment of long-term debt	17(d)	(118)	(111)	(212)	(248)
Interest paid on credit facilities		(24)	(27)	(48)	(53)
Cash (used in) provided by financing activities		(97)	(65)	(171)	735

Effect of exchange rate changes on cash and cash equivalents		(1)	—	(1)	1

CASH POSITION
(Decrease) increase in cash and cash equivalents		(2)	1	25	18
Cash and cash equivalents, beginning of period		154	142	127	125
Cash and cash equivalents, end of period		$152	$143	$152	$143
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Notes to Condensed Interim Consolidated Financial Statements
(unaudited)

TELUS International (Cda) Inc. (TELUS International), is a leading digital customer experience innovator that designs, builds and delivers next-generation solutions, including artificial intelligence (AI) and content moderation, for global and disruptive brands.
TELUS International was incorporated under the Business Corporations Act (British Columbia) on January 2, 2016, and is a subsidiary of TELUS Corporation. TELUS International maintains its registered office at 510 West Georgia Street, Vancouver, British Columbia.
In June 2024, we announced and commenced the rebrand of TELUS International as TELUS Digital Experience. The legal name of the Company will remain TELUS International (Cda) Inc. In the following discussion, we refer to TELUS International as “TELUS Digital” or “the Company.”
The terms we, us, our or ourselves are used to refer to TELUS Digital and, where the context of the narrative permits or requires, its subsidiaries.
Additionally, the term TELUS Corporation is a reference to TELUS Corporation, and where the context of the narrative permits or requires, its subsidiaries, excluding TELUS Digital.
Notes to the condensed interim consolidated financial statements		Page
General application
1.	Condensed interim consolidated financial statements	5
2.	Capital structure financial policies	6
Consolidated results of operations focused
3.	Revenue	7
4.	Share-based compensation	7
5.	Interest expense	9
6.	Income taxes	9
7.	Earnings per share	10
Consolidated financial position focused
8.	Accounts receivable	11
9.	Financial instruments	12
10.	Property, plant and equipment	13
11.	Intangible assets and goodwill	13
12.	Provisions	14
13.	Long-term debt	15
14.	Share capital	16
15.	Contingent liabilities	16
Other
16.	Related party transactions	17
17.	Additional financial information	18

1. Condensed interim consolidated financial statements
(a)     Basis of presentation
The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our financial results may vary from period to period during any fiscal year. The seasonality in our business, and consequently, our financial performance, mirrors that of our clients. Our revenues are typically higher in the third and fourth quarters than in other quarters, but this can vary if there are material changes to our clients’ operating environment, such as potential impacts of a recession and our clients’ response to those impacts, or material changes in the foreign currency rates that we operate in.
These condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2023, and are expressed in United States dollars and follow the same accounting policies and methods of their application as set out in our audited consolidated financial statements for the year ended December 31, 2023. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB). Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

These condensed interim consolidated financial statements as at and for the three- and six-month periods ended June 30, 2024 were authorized by our Board of Directors for issue on August 2, 2024.
(b)    Accounting policy developments
Initial application of standards, interpretations and amendments to standards and interpretations
In May 2023, the International Accounting Standards Board issued International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12), which amended IAS 12, Income Taxes. The amendments provide, and we use, temporary relief from accounting for deferred income taxes arising from the Organisation for Economic Co-operation and Development’s Pillar Two model rules (such rules ensuring that large multinational corporations would be subject to a minimum 15% income tax rate in every jurisdiction in which they operate). As different jurisdictions are expected to implement the OECD rules at different speeds and at different points in time, the amendments are intended to help ensure consistency within, and comparability across, financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. We have assessed the impacts of the amended standard, and our financial disclosure was not materially affected by the application of the amendments.
Standards, interpretations and amendments to standards and interpretations not yet effective and not yet applied
In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in the Financial Statements, which sets out the overall requirements for presentation and disclosures in the financial statements. The new standard will replace IAS 1, Presentation of Financial Statements. Although much of the substance of IAS 1, Presentation of Financial Statements, will carry over into the new standard, the new standard incrementally will:
•With a view to improving comparability amongst entities, require presentation in the statement of operations of a subtotal for operating profit and a subtotal for profit before financing and income taxes (both subtotals as defined in the new standard);
•Require disclosure and reconciliation, within a single financial statement note, of management-defined performance measures that are used in public communications to share management’s views of various aspects of an entity’s performance and which are derived from the statements of income and other comprehensive income;
•Enhance the requirements for aggregation and disaggregation of financial statement amounts; and
•Require limited changes to the statement of cash flows, including elimination of options for the classification of interest and dividend cash flows.
The new standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We are currently assessing the impacts of the new standard; while there will be shifts of where a number of our management-defined performance measures are disclosed and reconciled (primarily a shift from management’s discussion and analysis to the financial statements), we do not expect that the totality of our financial disclosure will be materially affected by the application of the new standard.
In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The narrow scope amendments are to address diversity in accounting practice in respect of: the classification of financial assets with environmental, social and corporate governance and similar features; and to clarify the date on which a financial asset or financial liability is derecognized when using electronic payment systems. The new standard is effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. We are currently assessing the impacts of the new standard but do not expect to be materially affected by the application of the amendments.
2. Capital structure financial policies
Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.
In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with our long-term debt, net of amounts recognized in accumulated other comprehensive income and excluding lease liabilities)

and cash and cash equivalents. We manage capital by monitoring the financial covenants in our credit facility (Note 13—Long-term debt).
We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt with different terms or characteristics, which may be used to replace existing debt, or pay down our debt balance with cash flows from operations.
3. Revenue
We earn revenue pursuant to contracts with our clients, who operate in various industry verticals. The following presents our earned revenue disaggregation for our five largest industry verticals for the following periods:

	Three months		Six months
Periods ended June 30 (millions)	2024	2023	2024	2023
Tech and Games	$275	$297	$553	$584
Communications and Media	158	157	318	310
eCommerce and FinTech	65	66	133	145
Healthcare	47	37	96	77
Banking, Financial Services and Insurance	39	37	75	81
All others[1]	68	73	134	156
	$652	$667	$1,309	$1,353
1.Includes, among others, travel and hospitality, energy and utilities, retail, and consumer packaged goods industry verticals.
We serve our clients, who are primarily domiciled in North America, from multiple delivery locations across various geographic regions. In addition, our AI data solutions business has clients that are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. The following table presents our earned revenue disaggregated by geographic region, based on location of our delivery centre or where service was provided, for the following periods:

	Three months		Six months
Periods ended June 30 (millions)	2024	2023	2024	2023
Europe	$187	$208	$383	$423
North America	180	189	368	399
Asia-Pacific	159	157	312	312
Central America and others[1]	126	113	246	219
	$652	$667	$1,309	$1,353
1.Includes South America and Africa geographic regions.
4. Share-based compensation
(a)    Restricted share unit plan
We grant restricted share units (RSUs) and performance restricted share units (PSUs), which are accounted for as equity-settled, as this is the expected manner of their settlement when granted. All awards granted under the restricted share unit plan are nominally equal in value to one TELUS International subordinate voting share. Our PSU grants largely have the same features as our RSUs, but have a variable payout (0% — 300%) that depend upon the achievement of operating performance targets (non-market conditions), or total shareholder return on TELUS International subordinate voting shares relative to an international peer group of customer experience and digital IT services companies (market conditions). The grant-date fair value of our PSUs affected by the achievement of non-market conditions equals the share price of the corresponding TELUS International subordinate voting share as of the grant date. Reflecting a variable payout, we estimate the grant-date fair value of our PSUs affected by the relative total shareholder return performance condition using a Monte Carlo simulation.

The following table presents a summary of the activity related to our restricted share unit plan:

	Three months			Six months
	Number of units		Weighted average grant-date fair value	Number of units		Weighted average grant-date fair value
Period ended June 30, 2024	Non-vested	Vested		Non-vested	Vested
Outstanding, beginning of period	5,238,584	—	$13.38	2,615,746	—	$21.36
Granted[1]	9,333,403	—	$5.81	12,594,420	39,116	$6.64
Vested	(353,945)	353,945	$16.83	(788,303)	788,303	$20.59
Exercised[2]	—	(353,945)	$16.83	—	(827,419)	$20.03
Forfeited	(262,797)	—	$23.01	(466,618)	—	$23.31
Outstanding, June 30, 2024	13,955,245	—	$8.05	13,955,245	—	$8.05
1.On June 28, 2024, in connection with the amendments to our provisions for written put options (see Note 12—Provisions for additional details on the amendments), we granted 9,198,600 PSUs to the holders of the written put options. These PSUs require continued employment, are subject to the achievement of the financial performance of certain TELUS Digital products and services with variable payout between 0% to 300%, and vest in annual tranches over a three-year period beginning in 2026.
2.During the three-month period ended June 30, 2024, 314,440 RSUs and 39,505 PSUs were exercised and settled with 219,258 subordinate voting shares issued from treasury and $1 million in withholding taxes paid. During the six-month period ended June 30, 2024, 787,914 RSUs and 39,505 PSUs were exercised and settled with 501,930 subordinate voting shares issued from treasury and $3 million in withholding taxes paid.
As at June 30, 2024, the outstanding restricted share units comprised of 3,692,114 RSUs, 9,989,010 PSUs (non-market conditions), 274,121 PSUs (market conditions).
(b)    Share option award plan
We grant share option awards, which are accounted for as equity-settled, as this is the expected manner of their settlement when granted. Share option awards grant the right to the employee recipient to purchase and receive a subordinate voting share of TELUS International for a pre-determined exercise price, and are generally exercisable for a period of ten years from the date of grant. The following table presents the activity related to our share option award plan:

	Three months			Six months
	Number of share option award units		Weighted average exercise price	Number of share option award units		Weighted average exercise price
Period ended June 30, 2024	Non-vested	Vested		Non-vested	Vested
Outstanding, beginning of period	89,088	2,363,846	$9.89	220,100	2,316,683	$10.39
Vested	—	—	—	(110,050)	110,050	$25.00
Forfeited	—	—	—	(20,962)	(62,887)	$25.00
Outstanding, June 30, 2024[1]	89,088	2,363,846	$9.89	89,088	2,363,846	$9.89
Exercisable, June 30, 2024	—	2,363,846	$9.32	—	2,363,846	$9.32

1.The exercise price for options outstanding as at June 30, 2024 ranged from $4.87 to $8.95 for 2,096,582 options with a weighted-average remaining contractual life of 2.5 years, and $25.00 for 356,352 options with a weighted-average remaining contractual life of 6.7 years.

5. Interest expense

	Three months		Six months
Periods ended June 30 (millions)	2024	2023	2024	2023
Interest expense
Interest on long-term debt, excluding lease liabilities	$26	$27	$50	$51
Interest on lease liabilities	8	5	15	10
Amortization of financing fees and other	—	1	1	2
Interest accretion on provisions	2	3	5	6
	$36	$36	$71	$69
6. Income taxes

	Three months		Six months
Periods ended June 30 (millions)	2024	2023	2024	2023
Current income tax expense (recovery)
For current reporting period	$14	$18	$27	$31
Pillar Two global minimum tax	—	—	1	—
Adjustments recognized in the current period for income tax of prior periods	(4)	(7)	(6)	(6)
	10	11	22	25
Deferred income tax recovery
Arising from the origination and reversal of temporary differences	(6)	(20)	(9)	(36)
Adjustments recognized in the current period for income tax of prior periods	—	(1)	—	(1)
	(6)	(21)	(9)	(37)
	$4	$(10)	$13	$(12)
Our income tax expense (recovery) and effective income tax rate differ from that calculated by applying the applicable statutory rates for the following reasons:

	Three months				Six months
Periods ended June 30 (millions except percentages)	2024		2023		2024		2023
Income taxes computed at applicable statutory income tax rates	$(2)	(256.2)%	$(7)	42.7%	$5	13.7%	$(8)	167.8%
Non-deductible (taxable) items	4	—	—	—	2	—	1	—
Withholding and other taxes	7	—	1	—	12	—	7	—
Losses not recognized	1	—	1	—	2	—	1	—
Foreign tax differential	(1)	—	3	—	(2)	—	(5)	—
Adjustments recognized in the current period for income tax of prior periods	(4)	—	(8)	—	(6)	—	(7)	—
Pillar Two global minimum tax	—	—	—	—	1	—	—	—
Other	(1)	—	—	—	(1)	—	(1)	—
Income tax expense (recovery)	$4	400.0%	$(10)	58.8%	$13	34.2%	$(12)	240.0%
We are subject to the global minimum top-up income tax under Pillar Two tax legislation. The top-up income tax relates primarily to our operations in Bulgaria and Ireland, where the statutory income tax rate is 10% and 12.5%, respectively. During the six-month period ended June 30, 2024, the Company recognized a current income tax expense of $1 million related to the Pillar Two tax.

We have applied a temporary mandatory relief from deferred income tax accounting for the impacts of the top-up income tax and it is recognized as a current income tax in the period it is incurred.
As at June 30, 2024, both Bulgaria and Ireland have enacted global minimum income tax into domestic tax legislation effective January 1, 2024. As a result, our Bulgarian and Irish subsidiaries are liable for the top-up income tax rather than the ultimate Canadian parent company.
7. Earnings (loss) per share
(a)Basic earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing net income (loss) by the total weighted average number of equity shares outstanding during the period.

	Three months		Six months
Periods ended June 30 (millions except earnings per share)	2024	2023	2024	2023
Net (loss) income for the period	$(3)	$(7)	$25	$7
Weighted average number of equity shares outstanding	275	273	274	273
Basic (loss) earnings per share	$(0.01)	$(0.03)	$0.09	$0.03
(b)Diluted earnings (loss) per share
Diluted earnings (loss) per share is calculated to give effect to the potential dilutive effect that could occur if additional equity shares were assumed to be issued under securities or instruments that may entitle their holders to obtain equity shares in the future, which include share-based compensation awards (see Note 4—Share-based compensation for additional details) and provision for written put options (see Note 14(c)—Intangible assets and goodwill—Business acquisitions in our Annual Report and Note 12—Provisions for additional details). The number of additional shares for inclusion in the diluted earnings per share calculation was determined using the treasury stock method and, for our provision for written put options, the if-converted method.

	Three months		Six months
Periods ended June 30 (millions except earnings per share)	2024	2023	2024	2023
Net (loss) income for the period	$(3)	$(7)	$25	$7
After-tax impact of provisions for written put options	(21)	—	(40)	—
Fully diluted net (loss) income	$(24)	$(7)	$(15)	$7
Weighted average number of equity shares outstanding	275	273	274	273
Dilutive effect of share-based compensation	—	—	—	3
Dilutive effect of provisions for written put options	19	—	17	—
Weighted average number of diluted equity shares outstanding	294	273	291	276
Diluted (loss) earnings per share	$(0.08)	$(0.03)	$(0.05)	$0.03
During the three- and six-month periods ended June 30, 2024, the dilutive effect of share-based compensation awards were excluded from the calculation of diluted loss per share, since their conversion to equity shares would decrease diluted loss per share for the period. During the six-month period ended June 30, 2023, 440,201 share options were anti-dilutive and excluded from the calculation of diluted earnings per share.

8. Accounts receivable

As at (millions)	June 30, 2024	December 31, 2023
Accounts receivable – billed	$214	$278
Accounts receivable – unbilled	218	194
Other receivables	31	28
	463	500
Allowance for doubtful accounts	(5)	(2)
Total	$458	$498
The following table presents an analysis of the age of customer accounts receivable. Any late payment charges are levied at a negotiated rate on outstanding non-current customer account balances.

As at (millions)	June 30, 2024	December 31, 2023
Customer accounts receivable – billed, net of allowance for doubtful accounts
Less than 30 days past billing date	$138	$174
30-60 days past billing date	48	78
61-90 days past billing date	9	11
More than 90 days past billing date	14	13
	209	276
Accounts receivable – unbilled	218	194
Other receivables	31	28
Total	$458	$498
We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable balances are written off directly to bad debt expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts:

	Three months		Six months
Periods ended June 30 (millions)	2024	2023	2024	2023
Balance, beginning of period	$5	$1	$2	$1
Additions	—	1	3	1
Recovery	—	—	—	—
Balance, end of period	$5	$2	$5	$2

9. Financial instruments
General
The carrying values of cash and cash equivalents, due from or to affiliated companies, accounts receivable, accounts payable and accrued liabilities and certain provisions approximate their fair values due to the immediate or short-term maturity of these financial instruments. Our long-term debt, measured at amortized cost, approximates fair value as they bear interest at applicable market rates.
The fair values of the derivative financial instruments we use to manage our exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments subject to similar risks and maturities (such fair value estimates being largely based on the European euro: US$ and Philippine peso: US$ forward exchange rates as at the statement of financial position dates).
Derivative
The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are as set out in the following table; all such items use significant other observable inputs (Level 2) for measuring fair value at the reporting date.

		June 30, 2024				December 31, 2023
As at (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate
Current assets[1]
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH[3]	2025	$22	$15	USD:1.00 EUR:0.92	2024	$22	$12	USD:1.00 EUR: 0.92
Currency risks arising from Philippine peso denominated purchases	HFT[2]	2025	$12	$—	USD:1.00 PHP:58.84	2024	$81	$2	USD:1.00 PHP:56.32
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	2025	$9	$2	3.52%	2024	$9	$2	3.52%

Non-current assets[1]
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH[3]	2028	$398	$8	USD:1.00 EUR:0.92	—	$—	$—	—
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	2028	$151	$1	3.52%	—	$—	$—	—

Current liabilities[1]
Derivatives used to manage
Currency risks arising from Philippine peso denominated purchases	HFT[2]	2025	$117	$4	USD:1.00 PHP:56.56	2024	$17	$—	USD:1.00 PHP:54.94

Non-current liabilities[1]
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH[3]	—	$—	$—	—	2028	$409	$10	USD:1.00 EUR: 0.92
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	—	$—	$—	—%	2028	$155	$2	3.52%
1.Notional amounts of derivative financial assets and liabilities are not set off.
2.Foreign currency hedges are designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.
3.Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

10. Property, plant and equipment

	Owned assets					Right-of-use lease assets
(millions)	Network assets	Buildings and leasehold improvements	Computer equipment, furniture, and other	Assets under construction	Total	Buildings	Total
At cost
As at January 1, 2024	$59	$159	$308	$37	$563	$487	$1,050
Additions	1	—	7	21	29	14	43
Dispositions, retirements and other	—	—	(1)	—	(1)	(7)	(8)
Transfers	2	5	10	(17)	—	—	—
Foreign exchange	(1)	(2)	(2)	—	(5)	(3)	(8)
As at June 30, 2024	$61	$162	$322	$41	$586	$491	$1,077
Accumulated depreciation
As at January 1, 2024	$39	$75	$197	$—	$311	$222	$533
Depreciation	4	11	25	—	40	29	69
Dispositions, retirements and other	—	—	(1)	—	(1)	(7)	(8)
Foreign exchange	—	—	(1)	—	(1)	(3)	(4)
As at June 30, 2024	$43	$86	$220	$—	$349	$241	$590
Net book value
As at December 31, 2023	$20	$84	$111	$37	$252	$265	$517
As at June 30, 2024	$18	$76	$102	$41	$237	$250	$487
11. Intangible assets and goodwill

(a)     Intangible assets and goodwill

(millions)	Customer relationships	Crowdsource assets	Software	Brand and other	Total intangible assets	Goodwill	Total intangible assets and goodwill
At cost
As at January 1, 2024	$1,769	$120	$63	$104	$2,056	$1,963	$4,019
Additions	—	—	18	—	18	—	18
Additions from acquisition[1]	—	—	—	—	—	3	3
Dispositions, retirements and other	—	—	(9)	—	(9)	—	(9)
Foreign exchange	(14)	—	(1)	(1)	(16)	(19)	(35)
As at June 30, 2024	$1,755	$120	$71	$103	$2,049	$1,947	$3,996
Accumulated amortization
As at January 1, 2024	$407	$45	$33	$25	$510	$—	$510
Amortization	69	8	4	8	89	—	89
Dispositions, retirements and other	—	—	(9)	—	(9)	—	(9)
Foreign exchange	(6)	—	(1)	—	(7)	—	(7)
As at June 30, 2024	$470	$53	$27	$33	$583	$—	$583
Net book value
As at December 31, 2023	$1,362	$75	$30	$79	$1,546	$1,963	$3,509
As at June 30, 2024	$1,285	$67	$44	$70	$1,466	$1,947	$3,413
1.During the three- and six-month periods ended June 30, 2024, we acquired a business which expanded our customer experience delivery capabilities in the Asia-Pacific region for purchase consideration of $3 million.
(b)     Impairment testing of goodwill
As at June 30, 2024, certain events and circumstances were such that it was considered appropriate to test the carrying value of the TELUS Digital cash-generating unit goodwill for impairment, including the carrying value of our assets exceeding our market capitalization. As at June 30, 2024, the recoverable amount of the TELUS Digital cash-generating unit was in excess of its carrying amount by approximately $200 million. Such recoverable amount was determined based on a fair value less costs of disposal method (such method categorized as a Level 3 fair value measure), which resulted in a higher recoverable amount than that of the value-in-use method, and used a discount rate of 9.9%, a perpetual growth rate of 3.0%, and cash flow projections through the end of 2029. We validated the results of the recoverable amounts through a market-comparable approach and an analytical review of industry facts and facts that are specific to us.
The fair value less costs of disposal method uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections; associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; and the future weighted average cost of capital. Had growth projections declined in the projection period by more than trivial amounts, or if the discount rate increased by more than a trivial amount, the June 30, 2024 estimate recoverable amount of the TELUS Digital cash-generating unit would be less than its carrying amount; we believe that any reasonably possible change in other key assumptions on which our calculation of the recoverable amount of the TELUS Digital cash-generating unit is based would not cause its carrying value to exceed its recoverable amount. If the future were to adversely differ from management’s best estimates for the key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of the TELUS Digital cash-generating unit’s goodwill.
12. Provisions

(millions)	Employee related[1]	Written put options[2]	Other[3]	Total
As at January 1, 2024	$1	$188	$4	$193
Additions	14	—	4	18
Use	(12)	—	(3)	(15)
Revaluation	—	(60)	—	(60)
Interest effect and other	—	5	—	5
As at June 30, 2024	$3	$133	$5	$141
Current	$2	$—	$3	$5
Non-current	1	133	2	$136
As at June 30, 2024	$3	$133	$5	$141
1.Related to personnel-related reorganization charges.
2.In connection with our acquisition of WillowTree in 2023, a provision for written put options to acquire the non-controlling interest in the WillowTree business retained by certain members of WillowTree management was established. On June 28, 2024, we entered into supplemental agreements with the employees beneficially holding the written put options which, among other revisions, supplemented the written put options with certain compensatory income, established a combined maximum payout for the written put options and such supplemental compensatory income, revised certain performance-based criteria based on the achievement of the financial performance of WillowTree and certain other TELUS Digital products and services, and sets the settlement to be 100% in subordinate voting shares of the Company. These changes to the written put options resulted in a revaluation and gain on modification. During the three- and six-month periods ended June 30, 2024, in connection with these changes to the written put options and our estimates of certain performance-based criteria in relation to these written put options, we recognized other income of $31 million and $60 million, respectively, included in Changes in business combination-related provisions in our condensed interim consolidated statements of income (loss) and other comprehensive income (loss).
3.Other provisions generally relate to legal and other activities that arise during the normal course of operations.

13. Long-term debt
(a)    Details of long-term debt

As at (millions)	June 30, 2024	December 31, 2023
Credit facility	$1,386	$1,463
Deferred debt transaction costs	(10)	(11)
	$1,376	$1,452
Lease liabilities	278	298
Long-term debt	$1,654	$1,750
Current	$118	$122
Non-current	1,536	1,628
Long-term debt	$1,654	$1,750
(b)    Credit facility
We have a credit facility secured by our assets with a syndicate of financial institutions, which includes TELUS Corporation as a lender, maturing on January 3, 2028. The credit facility is comprised of an $800 million revolving credit facility and an amortizing $1.2 billion term loan. As at June 30, 2024, the revolving credit facility and term loan had an effective interest rate of 7.44% (December 31, 2023 - 7.46%).

	June 30, 2024			December 31, 2023
As at (millions)	Revolving component	Term loan component[1]	Total	Revolving component	Term loan component	Total
Available	$539	$—	$539	$492	N/A	$492
Outstanding
Due to TELUS Corporation	$19	$81	$100	$22	$83	$105
Due to Other	242	1,044	1,286	286	1,072	1,358
	$261	$1,125	$1,386	$308	$1,155	$1,463
Total	$800	$1,125	$1,925	$800	$1,155	$1,955
1.We have entered into a receive-floating interest rate, pay-fixed interest rate exchange agreement that effectively converts a portion of our interest obligations on the debt to a fixed rate of 3.52% plus applicable margins.
The credit facility bears interest at prime rate, U.S. dollar base rate, or Term Secured Overnight Financing Rate (SOFR) (all such terms as used or defined in the credit facility) plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. Net Debt to Adjusted EBITDA ratio, both measures as defined in our credit agreement, must not exceed 3.75:1.00 for each quarter in fiscal 2024 and 3.25:1.00 subsequently. The Adjusted EBITDA to Debt Service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility. If an acquisition with an aggregate cash consideration in excess of $250 million occurs in any twelve-month period, the maximum permitted Net Debt to Adjusted EBITDA ratio per credit agreement may be increased by 0.50:1.00 and shall return to the then applicable Net Debt to Adjusted EBITDA ratio after eight fiscal quarters.
The term loan of the credit facility is subject to an amortization schedule requiring that 1.25% of the original principal advanced be repaid each quarter with the balance due at maturity of the amended credit facility on January 3, 2028.
As at June 30, 2024, we were in compliance with all financial covenants, financial ratios and all of the terms and conditions of our credit facility and long-term debt agreement.

(c)    Long-term debt maturities
Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at June 30, 2024, are as follows:

Composite long-term debt denominated in	U.S. dollars			European euros	Other currencies
For each fiscal year ending December 31 (millions)	Long-term debt, excluding leases	Leases	Total	Leases	Leases	Total
2024 (remainder of year)	$30	$9	$39	$7	$12	$58
2025	60	19	79	13	22	114
2026	60	20	80	9	21	110
2027	60	18	78	7	17	102
2028	1,176	12	1,188	4	15	1,207
Thereafter	—	29	29	25	19	73
Future cash outflows in respect of composite long-term debt principal repayments	$1,386	$107	$1,493	$65	$106	$1,664
Future cash outflows in respect of associated interest and like carrying costs[1]	343	54	397	15	30	442
Undiscounted contractual maturities	$1,729	$161	$1,890	$80	$136	$2,106
1.Future cash outflows in respect of associated interest and carrying costs for amounts drawn under our credit facility (if any) have been calculated based upon the rates in effect at June 30, 2024.
14. Share capital
Our authorized and issued share capital as at June 30, 2024 is as follows:

	Authorized		Issued
As at (millions)	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Preferred Shares	unlimited	unlimited	—	—
Equity Shares
Multiple Voting Shares	unlimited	unlimited	164	167
Subordinate Voting Shares	unlimited	unlimited	111	107
As at June 30, 2024, there were 16 million authorized but unissued subordinate voting shares reserved for issuance under our share-based compensation plans, and 5 million authorized but unissued subordinate voting shares reserved for issuance under our employee share purchase plan.
15. Contingent liabilities
(a)Indemnification obligations
In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, if applicable, historically we have not made significant payments under these indemnifications. As at June 30, 2024, we had no liability recorded in respect of indemnification obligations (December 31, 2023 - $nil).

(b)Claims and lawsuits
We are party to various legal proceedings and claims that arise in the ordinary course of business. The ultimate outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts in excess of management's estimates of loss, or if any outcome becomes more likely than not and estimable, our results of operations and financial condition could be adversely affected.
16. Related party transactions
(a)Transactions with TELUS Corporation
TELUS Corporation produces consolidated financial statements available for public use and is the ultimate parent and controlling party of TELUS Digital.
Recurring transactions
TELUS Corporation and its subsidiaries receive customer care, integrated business process outsourcing, information technology outsourcing, and digital product development services from us, and provide services (including people, network, finance, communications, and regulatory) to us. We also participate in defined benefit pension plans that share risks between TELUS Corporation and its subsidiaries.

	2024			2023
Three months ended June 30 (millions)	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total
Transactions with TELUS Corporation and subsidiaries
Revenues from services provided to	$—	$159	$159	$—	$131	$131
Goods and services purchased from	—	(4)	(4)	—	(5)	(5)
	—	155	155	—	126	126
Receipts from related parties	—	(147)	(147)	—	(121)	(121)
Payments to related parties	—	5	5		5	5
Payments (made) collected by related parties on our behalf and other adjustments	(28)	13	(15)	(3)	(15)	(18)
Foreign exchange	10	—	10	2	—	2
Change in balance	(18)	26	8	(1)	(5)	(6)
Accounts with TELUS Corporation and subsidiaries
Balance, beginning of period	(156)	24	(132)	(95)	63	(32)
Balance, end of period	$(174)	$50	$(124)	$(96)	$58	$(38)
Accounts with TELUS Corporation and subsidiaries
Due from affiliated companies	$20	$54	$74	$8	$91	$99
Due to affiliated companies	(194)	(4)	(198)	(104)	(33)	(137)
	$(174)	$50	$(124)	$(96)	$58	$(38)

	2024			2023
Six months ended June 30 (millions)	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total
Transactions with TELUS Corporation and subsidiaries
Revenues from services provided to	$—	$319	$319	$—	$262	$262
Goods and services purchased from	—	(9)	(9)	—	(11)	(11)
	$—	$310	$310	$—	$251	$251
Receipts from related parties	—	(321)	(321)	—	(238)	(238)
Payments to related parties	—	12	12	—	18	18
Payments (made) collected by related parties on our behalf and other adjustments	(28)	14	(14)	(7)	(34)	(41)
Foreign exchange	5	—	5	2	—	2
Change in balance	$(23)	$15	$(8)	$(5)	$(3)	$(8)
Accounts with TELUS Corporation and subsidiaries
Balance, beginning of period	(151)	35	(116)	(91)	61	(30)
Balance, end of period	$(174)	$50	$(124)	$(96)	$58	$(38)
Accounts with TELUS Corporation and subsidiaries
Due from affiliated companies	$20	$54	$74	$8	$91	$99
Due to affiliated companies	(194)	(4)	(198)	(104)	(33)	(137)
	$(174)	$50	$(124)	$(96)	$58	$(38)
In the condensed interim consolidated statement of financial position, amounts due from affiliates and amounts due to affiliates are generally due 30 days from billing and are cash-settled on a gross basis.
(b)Transactions with key management personnel
Our key management personnel have the authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.
During the three-month period ended June 30, 2024, share-based compensation expense of $4 million was recognized. 81,982 equity-settled awards were exercised and settled with subordinate voting shares issued from treasury.
During the six-month period ended June 30, 2024, share-based compensation expense was $nil. We granted 1,071,967 RSUs and 668,506 PSUs, with total grant-date fair value of $16 million. 389,584 equity-settled awards were exercised and settled with subordinate voting shares issued from treasury.
17. Additional financial information
(a)Statements of income (loss) and other comprehensive income (loss)
During the six-month period ended June 30, 2024, we had two clients which each individually accounted for more than 10% of our consolidated revenue (June 30, 2023 - three clients). TELUS Corporation, our controlling shareholder and largest client during the six-month periods ended June 30, 2024 and 2023, accounted for 24.4% and 19.3% of our consolidated revenue, respectively. Google, our second largest client during the six-month period ended June 30, 2024 and third largest client during the six-month period ended June 30, 2023, accounted for 14.3% and 11.5% of our consolidated revenue, respectively. During the six-month period ended June 30, 2023, our second largest client, a leading social media company, accounted for 12.2% of our consolidated revenue.

(b)Statements of financial position

As at (millions)	June 30, 2024	December 31, 2023
Other long-term assets
Lease deposits and other	$22	$21
Other	4	4
	$26	$25
Accounts payable and accrued liabilities
Trade accounts payable	$40	$37
Accrued liabilities	87	103
Payroll and other employee-related liabilities	160	135
Advance billings	2	4
Other	16	11
	$305	$290
(c)Statements of cash flows—operating activities and investing activities

	Three months		Six months
Periods ended June 30 (millions)	2024	2023	2024	2023
Net change in non-cash operating working capital
Accounts receivable	$11	$10	$29	$6
Due to and from affiliated companies, net	(8)	6	8	8
Prepaid expenses	5	1	(16)	(20)
Other long-term assets	(1)	1	(1)	1
Accounts payable and accrued liabilities	27	5	23	(31)
Income and other taxes receivable and payable, net	4	(1)	4	(2)
Provisions	3	(1)	2	7
Other long-term liabilities	2	—	5	2
	$43	$21	$54	$(29)
Cash payments for capital assets
Capital asset additions
Capital expenditures
Property, plant and equipment, excluding right-of-use assets	$(16)	$(20)	$(29)	$(34)
Intangible assets	(12)	(5)	(18)	(6)
	(28)	(25)	$(47)	$(40)
Change in accrued payables related to the purchase of capital assets	(1)	1	(4)	2
	$(29)	$(24)	$(51)	$(38)

(d)Changes in liabilities arising from financing activities

		Statements of cash flows		Non-cash changes
Three-month period ended June 30, 2024 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$1,436	$45	$(95)	$—	$—	$1,386
Lease liabilities	288	—	(23)	(1)	14	278
Deferred debt transaction costs	(10)	—	—	—	—	(10)
	$1,714	$45	$(118)	$(1)	$14	$1,654

		Statements of cash flows		Non-cash changes
Three-month period ended June 30, 2023 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$1,675	$73	$(88)	$—	$—	$1,660
Other	—	—	(1)	—	1	—
Lease liabilities	253	—	(22)	1	35	267
Deferred debt transaction costs	(13)	—	—	—	—	(13)
	$1,915	$73	$(111)	$1	$36	$1,914

		Statements of cash flows		Non-cash changes
Six-month period ended June 30, 2024 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$1,463	$90	$(167)	$—	$—	$1,386
Lease liabilities	298	—	(45)	(3)	28	278
Deferred debt transaction costs	(11)	—	—	—	1	(10)
	$1,750	$90	$(212)	$(3)	$29	$1,654

		Statements of cash flows		Non-cash changes
Six-month period ended June 30, 2023 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$742	$1,036	$(118)	$—	$—	$1,660
Other	—	—	(89)	—	89	—
Lease liabilities	236	—	(41)	3	69	267
Deferred debt transaction costs	(14)	—	—	—	1	(13)
	$964	$1,036	$(248)	$3	$159	$1,914